Feutune Light Acquisition Corporation

48 Bridge Street, Building A

Metuchen, New Jersey 08840

February 8, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jay Ingram, Sarah Sidwell, Charles Eastman and Hugh West

Re:	Feutune Light Acquisition Corporation

Registration Statement on Form S-4

Filed on December 7, 2023

File No. 333-275933

Ladies and Gentlemen:

Feutune Light Acquisition Corporation (“we”, “us”, “our”, “FLFV” or the “Company”) hereby provides responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated January 3, 2024 (the “Letter”), regarding the Company’s registration statement on Form S-4 referenced above (the “Registration Statement”). Contemporaneously, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) publicly via Edgar.

For reference purposes, the comments contained in the Staff’s Letter are repeated below in bold and are followed by the Company’s corresponding responses. All references to page numbers and captions correspond to Amendment No. 1 to the Registration Statement, unless otherwise specified herein. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 1.

Form S-4 filed December 12, 2023

General

1.	We note that EF Hutton and US Tiger Securities, Inc. were underwriters for the initial public offering of the SPAC, and EF Hutton has advised on the business combination transaction with selecting a target company. Please tell us, with a view to disclosure, whether you have received notice from either EF Hutton or US Tiger about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to EF Hutton and US Tiger for the SPAC’s initial public offering.

Response: We respectfully advise the Staff that, as of the date hereof, we have not received any notice from EF Hutton or US Tiger, the underwriters in our initial public offering, about either of them ceasing involvement in our business combination transaction. Their involvement in our business combination transaction will not impact the amount of the deferred underwriting compensation contingent upon completion of our business combination transaction, which is 3.5% of the gross proceeds of our initial public offering consummated on June 21, 2022, or $3,421,250. Please see corresponding changes on pages xx, 59, 87, 149 and 156 of Amendment No. 1.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

February 8, 2024

2.	We note that the SPAC IPO underwriters performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to the SPAC IPO underwriters that are contingent on completion of the business combination.

Response: We respectfully advise the Staff that US Tiger is our advisor in connection with our business combination and has agreed not to receive any additional compensation for such services. In addition, EF Hutton and US Tiger are entitled to receive $3,421,250 as deferred underwriting compensation contingent upon completion of our business combination. The underwriters are not entitled to any other fees payable by us. We have revised the disclosure on pages xx, 59, 87, 149 and 156 of Amendment No. 1 to further clarify that the deferred underwriting compensation is contingent on completion of our business combination.

3.	We understand the sponsor will receive additional securities for the Class B Common Stock pursuant to an antidilution adjustment based on the company’s additional financing activities. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Response: We respectfully advise the Staff that the sponsor has waived its anti-dilution rights pursuant to Section 2 of the Parent Support Agreement, which has been filed as Exhibit 10.6 to the Registration Statement. We have revised the disclosure on the cover page and pages xxiv, 105 and 221 of Amendment No. 1 to clarify that the sponsor has waived its anti-dilution rights.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

February 8, 2024

4.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: Pursuant to the Staff’s comment, we have included a detailed description of the warrants on page 217 of Amendment No. 1 to (i) clarify whether recent common stock trading prices have exceeded the threshold that would allow PubCo (as the successor of the Company) to redeem public warrants; (ii) to specify the differences between private and public warrants; and (iii) explain the steps PubCo will take to notify the warrant holders if PubCo management decides to call for redemption of warrants. We also (i) revised the risk factor titled “Once FLFV Warrants become exercisable, PubCo may redeem the unexpired FLFV Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your FLFV Warrants worthless.” on page 68 of Amendment No. 1 and (ii) included additional risk factors relating to the warrants on pages 69 and 70 of Amendment No. 1.

Risk Factors

We have experienced and may in the future experience significant delays in the design, manufacture, page 34

5.	We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products

Response: we respectfully acknowledge the Staff’s comment and have revised our disclosure on pages 34 and 36 of Amendment No. 1.

Background of the Business Combination, page 85

6.	We note your disclosure that Feutune Light Acquisition Corporation shall not undertake an initial business combination with any company based in or having the majority of the company’s operations in China (including Hong Kong and Macau). We further note your disclosure on page F-57, that “TP Holdings together with TP NEV are primarily engaged in design and development of high-performance electric vehicles. As of September 30, 2023 and December 31, 2022, its primary operations are conducted in Hong Kong and mainly focused on research and development activities.” To help us better understand your disclosure, please clarify what operations, if any, of Thunder Power Holdings, or its subsidiaries, are conducted in Hong Kong.

Response: we respectfully acknowledge the Staff’s comment and have revised out disclosure on pages 166, F-57 and F-72 of Amendment No. 1. We respectfully note that as of September 30, 2023 and December 31, 2022, Thunder Power carried out its design and development activities primarily in Taiwan, while certain key management members, who are currently located in the U.S., are focusing on market development. In addition, Thunder Power engaged independent contractors to assist with its accounting and IT matters who are based in Hong Kong.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

February 8, 2024

Summary of Certain Unaudited Thunder Power Prospective Financial Information, page 97

7.	Please expand your disclosures to explain in greater detail your basis for presenting significant revenue growth, year over year, in your financial projections when your company has not commenced operations and operates in a competitive industry. In this regard, please segregate your projected revenue by product lines and geographic location, as applicable.

Response: we respectfully acknowledge the Staff’s comment and have revised out disclosure of Thunder Power Holdings’ total revenue by product line and by geographic location on pages 99 and 100 and refer the Staff to the existing disclosure on page 180 of Amendment No. 1 in “Business of Thunder Power – Phase 1 – Manufacturing Base in the EU” and “Business of Thunder Power – Phase 2 – Manufacturing Base in the U.S.”

Business of Thunder Power, page 159

8.	The disclosure in this section should be substantially revised so that investors can understand which information has been independently verified by management. There are repeated citations to third-party publications, which include statements contained in SEC filings made by other registrants, journalism articles, or industry reports, and it is not clear the extent to which you are adopting the information as your own. If management is expressly adopting the information contained in the referenced sources, please disclose this fact or remove the disclosure and any associated ambiguity relating to which parties have provided and are responsible for the information in the prospectus.

Response: we respectfully acknowledge the Staff’s comment and have revised our disclosure on page 161 of Amendment No. 1.

Business of Thunder Power

Overview, page 163

9.	We note that you describe Thunder Power as a technology innovator and a manufacturer of premium electric vehicles (“EVs”) with one wholly-owned subsidiary, Thunder Power New Energy Vehicle Development Company Limited (“TP NEV”) and two wholly-owned predecessor subsidiaries, China New Energy Vehicle Company Limited (“China NEV”) and Thunder Power Hong Kong Ltd. (“TP HK”). You also disclose that Thunder Power together with TP NEV are primarily engaged in design and development of EVs and, as of September 30, 2023 and December 31, 2022, its primary operations are conducted in Hong Kong and mainly focused on research and development activities. Please reconcile this overview with the Spinoff of Predecessor Subsidiaries disclosure on page F-57 of Thunder Power Holdings Limited financial statements. There you describe both China New Energy Vehicle Company Limited (“China NEV”) and Thunder Power Hong Kong Ltd. (“TP HK”) as dissimilar businesses with incidental common facilities and costs. In your response, tell us to what extent, if any, these Spinoff entities contributed to Thunder Power as described in pages 163 - 178.

Response: we respectfully acknowledge the Staff’s comment and note that the Spinoff entities did not contribute to Thunder Power, as described on page 166 of Amendment No. 1. The Spinoff entities are independent in operations and financing from Thunder Power and TP NEV. Additionally, we respectfully note that Thunder Power plans to manufacture the EVs in its own plant in the future.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

February 8, 2024

Overview, page 163

10.	Please provide further disclosure with regard to the names of your principal suppliers. Please file any supply agreements as an exhibit to the registration statement. See Item 101(h)(4)(v) of Regulation S-K.

Response: we respectfully acknowledge the Staff’s comment and have revised disclosure on pages 36 and 37 of Amendment No. 1. We respectfully inform the Staff that Thunder Power does not currently have any supplier or supply agreements.

11.	Please describe Thunder Power’s dependence, if any, on one or a few major customers.

Response: we respectfully acknowledge the Staff’s comment and have expanded our disclosure on page 24 of Amendment No. 1. At this time, we do not depend on one or a few major customers.

Intellectual Property, page 171

12.	Disclosure on page 171 indicates that the patents that Thunder Power utilizes are owned by its subsidiary Thunder Power New Energy Vehicle Development Ltd. Please disclose the type of patent protection and expiration dates relating to such patents.

Response: we respectfully acknowledge the Staff’s comment and have revised our disclosure on pages 174, 177, 178 and 179 of Amendment No. 1.

13.	Disclosure on page 171 indicates that “[a]ll patents used by Thunder Power are held by its wholly owned subsidiary Thunder Power New Energy Vehicle Development Ltd.” However, disclosure on page 93 indicates that Thunder Power has access to 700 patents through affiliates and disclosure on page 170 indicates the patent for the “traction motor” is held by Mr. Wellen Sham. Please revise to address this inconsistency throughout the registration statement.

Response: we respectfully acknowledge the Staff’s comment and have revised our disclosure on page 174 of Amendment No. 1.

Legal Proceedings, page 187

14.	We note your disclosure regarding ongoing litigation against Wellen Sham in the Taiwan Taipei District Court. Here, and in your risk factor on page 47, please include a description of the factual basis alleged to underlie the proceeding, the relief sought and up to date information regarding the response to both the claim and all related pleadings. As appropriate, please also describe any material attendant risks related to this proceeding and its impact on Thunder Power and the consummation of the business combination.

Response: we respectfully acknowledge the Staff’s comment and have expanded our disclosure on pages 47, 48, 192, 193, and 194 of Amendment No. 1.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

February 8, 2024

Certain Relationships and Related Party Transactions, page 213

15.	Please disclose the executive compensation made to the directors and executive officers of Thunder Power by affiliates of Thunder Power referenced on page 206. Refer to Item 404 of Regulation S-K.

Response: we respectfully acknowledge the Staff’s comment and have expanded our disclosure on pages 212 and 213 of Amendment No. 1.

Annex E, page E-3

16.	We note that CHFT’s opinion is “solely for the use and benefit of the Board of Directors of FLFV in its consideration of the Proposed Transaction” As written these statements may be construed as disclaimers of any potential liability CHFT may owe to security holders. Please either revise this disclosure and the fairness opinion itself to remove these statements or provide the legal basis for the company’s and the advisor’s belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.

Response: In response to the Staff’s comments, CHFT has revised page E-3 of its fairness opinion attached as Annex E to Amendment No. 1 to remove the statements that may be construed as disclaimers of any potential liability CHFT may owe to security holders, and we have revised the disclosures on page 102 of Amendment No. 1 to remove such statements.

Exhibits

17.	Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. In this regard, we note references to consultancy agreements, shareholder support agreement, lock-up agreements and earnout escrow agreement.

Response: we respectfully acknowledge the Staff’s comment and have revised our disclosure on page 195 and have filed three consulting agreements as exhibits to Amendment No. 1.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

February 8, 2024

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq. of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Yuanmei Ma
Yuanmei Ma Chief Financial Officer

cc:	Xuedong Tian
Yuanmei Ma
Wellen Sham
Arila Zhou, Esq.
Ze’-ev D. Eiger, Esq.
Andrew J. Sherman, Esq.